Exhibit 99.1

Dated as of August 13, 2026

GILDAN ACTIVEWEAR INC.

as Corporation

HBI BRANDED APPAREL ENTERPRISES, LLC; HANES JIBOA HOLDINGS LLC;

and HANESBRANDS EL SALVADOR, LTDA DE CV

as New Guarantors

and

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

as Trustee

THIRD SUPPLEMENTAL INDENTURE

to the

INDENTURE

Dated as of October 7, 2025

THIS THIRD SUPPLEMENTAL INDENTURE (this “Third Supplemental Indenture”) dated as of August 13, 2026, among Gildan Activewear Inc., a corporation incorporated under the Canada Business Corporations Act and having its head office in the City of Montréal, in the Province of Quebec (the “Corporation”), HBI Branded Apparel Enterprises, LLC, a Delaware limited liability company, Hanes Jiboa Holdings LLC, a Delaware limited liability company, and Hanesbrands El Salvador, Ltda. de C.V., a company organized under the laws of El Salvador (collectively, the “New Guarantors”), and U.S. Bank Trust Company, National Association, a national banking association organized and existing under the laws of the United States of America, as trustee (the “Trustee”).

RECITALS OF THE CORPORATION

WHEREAS, the Corporation, the existing Guarantors (as defined in the Indenture referred to below) party thereto and the Trustee have heretofore executed and delivered an Indenture, dated as of October 7, 2025 (as supplemented by the First Supplemental Indenture, dated as of October 7, 2025 (the “First Supplemental Indenture”) and the Second Supplemental Indenture, dated as of December 1, 2025 (the “Second Supplemental Indenture”), the “Indenture”), providing for the issuance of an aggregate principal amount of $600 million of 4.700% Notes due 2030 and an aggregate principal amount of $600 million of 5.400% Notes due 2035 (collectively, the “Notes”);

WHEREAS, Section 5.6 of the First Supplemental Indenture requires that each New Guarantor execute and deliver to the Trustee a supplemental indenture pursuant to which such New Guarantor shall unconditionally Guarantee, on a senior basis, all of the obligations of the Corporation under the Notes and the Indenture in accordance with Article 5 of the First Supplemental Indenture with the same effect and to the same extent as if such New Guarantor had been named in the Indenture as a Guarantor (the “Guarantee”);

WHEREAS, pursuant to Section 8.01 of the Indenture, the Trustee is authorized to execute and deliver this Third Supplemental Indenture; and

WHEREAS, all things have been done to make this Third Supplemental Indenture a legal, valid and binding agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Defined Terms. As used in this Third Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Third Supplemental Indenture refer to this Third Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

AGREEMENT TO BE BOUND; GUARANTEE

SECTION 2.1 Agreement to be Bound. Each of the New Guarantors hereby becomes a party to the Indenture as a Guarantor and as such shall have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. Each of the New Guarantors agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 2.2 Guarantee. Each of the New Guarantors agrees, on a joint and several basis with all the existing Guarantors, to fully and unconditionally Guarantee, on a senior basis, the Notes and the applicable obligations of the Corporation under the Indenture pursuant to Article 5 of the First Supplemental Indenture, with the same effect and to the same extent as if such New Guarantor had been named in the Indenture as a Guarantor.

ARTICLE III

MISCELLANEOUS

SECTION 3.1 Notices. All notices and other communications to the New Guarantors shall be given as provided in the Indenture to the New Guarantors, at the address set forth below:

c/o Gildan Activewear Inc.
600 de Maisonneuve West, 33rd floor
Montréal, Québec H3A 3J2
Canada
Attention: Executive Vice President, Chief Legal & Administrative Officer

SECTION 3.2 Governing Law. The laws of the State of New York shall govern this Third Supplemental Indenture.

SECTION 3.3 Separability. In case any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and a Holder shall have no claim therefor against any party hereto.

SECTION 3.4 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Third Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Third Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

SECTION 3.5 Counterparts. The parties hereto may sign one or more copies of this Third Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.6 Headings. The headings of the Articles and the sections in this Third Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the date first above written.

GILDAN ACTIVEWEAR INC.

By:	/s/ Suzanne Adams
	Name:	Suzanne Adams
	Title:	Head of Global Treasury and Risk Management

HBI BRANDED APPAREL ENTERPRISES, LLC

By:	/s/ Carlyle Cromer
	Name:	Carlyle Cromer
	Title:	President and Assistant Secretary

HANES JIBOA HOLDINGS LLC

By:	/s/ Carlyle Cromer
	Name:	Carlyle Cromer
	Title:	President and Assistant Secretary

[Signature Page to Gildan U.S. 144A Reg S Notes - Third Supplemental Indenture]

HANESBRANDS EL SALVADOR, LTDA. DE C.V.

By:	/s/ Carlos Ernesto Lemus Daglio
	Name:	Carlos Ernesto Lemus Daglio
	Title:	Financial Manager or Gerente Financiero and Legal Representative

[Signature Page to Gildan U.S. 144A Reg S Notes - Third Supplemental Indenture]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Gregory Guim
	Name:	Gregory Guim
	Title:	Vice President

[Signature Page to Gildan U.S. 144A Reg S Notes - Third Supplemental Indenture]